United States securities and exchange commission logo





                             October 13, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Homes, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 44
                                                            Filed September 27,
2023
                                                            File No. 024-11325

       Dear Ryan Frazier:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 44 to Offering Statement on Form 1-A

       The Series Properties Being Offered, page 55

   1. We note your discussion on page 4 of the various third-party property managers that may be used. For each of
the new series being offered, please revise to disclose the property manager applicable to
that property. Please also ensure that the form of management agreements filed as
exhibits correspond to the disclosed fees.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ryan Frazier
Arrived Homes, LLC
October 13, 2023
Page 2

       Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,
FirstName LastNameRyan Frazier
                                                        Division of Corporation
Finance
Comapany NameArrived Homes, LLC
                                                        Office of Real Estate &
Construction
October 13, 2023 Page 2
cc:       John Rostom, Esq.
FirstName LastName